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CUSIP No. 462628108
          ---------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                           iPrint Technologies, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                  Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   462628108
        _______________________________________________________________
                                (CUSIP Number)


                                 Monte D. Wood
                               3073 Corvin Drive
                             Santa Clara, CA 95051
                                 (408) 523-2700
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 31, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1

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                                 SCHEDULE 13D

CUSIP No. 462628108
          ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Wood Living Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             15,189,879
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,189,879
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,189,879
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14

      OO
------------------------------------------------------------------------------

                                        2

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                                 SCHEDULE 13D

CUSIP No. 462628108
          ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Monte D. Wood

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,676,758 See Item 5
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             15,189,879
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,676,758 See Item 5
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,189,879
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,866,637
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, IN
------------------------------------------------------------------------------

                                       3

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                                 SCHEDULE 13D

CUSIP No. 462628108
          ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      Tina M. Wood

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             15,189,879
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,189,879
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,189,879
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

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                                 SCHEDULE 13D


   CUSIP No. 462628108
             ---------

Item 1.  Security and Issuer.
-------  --------------------

     This Schedule relates to shares of Common Stock of iPrint Technologies, inc. ("iPrint"). iPrint's principal executive offices are located at 3073 Corvin Dr., Santa Clara, CA 95051.


Item 2.  Identity and Background.
-------  ------------------------

     The Wood Living Trust (the "Trust") is organized under the laws of California for the purpose of holding assets of Monte and Tina Wood in trust. Monte and Tina Wood serve as the trustees of the Trust. The business address of the Trust is c/o Monte D. Wood, iPrint Technologies, Inc., 3073 Corvin Dr., Santa Clara, CA 95051. During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Monte D. Wood is the President and Chief Executive Officer of iPrint. Mr. Wood's business address is 3073 Corvin Drive, Santa Clara, CA 95051. During the last five years, Mr. Wood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wood is a citizen of the United States of America.

     Tina M. Wood is a homemaker. Mrs. Wood's business address is c/o Monte D. Wood, iPrint Technologies, Inc., 3073 Corvin Dr., Santa Clara, CA 95051. During the last five years, Mrs. Wood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Wood is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The shares of iPrint Common Stock held by the Trust reported in this Schedule were acquired upon the exchange of the shares of Common Stock of Wood Alliance, Inc. ("Wood") held by the Trust for shares of iPrint Common Stock in connection with the merger of a wholly-owned subsidiary of iPrint with and into Wood (the "Merger"). The options to purchase shares of Common Stock of iPrint held by Mr. Wood were acquired in connection with the Merger upon the assumption by iPrint of options to purchase shares of Wood Common Stock previously held by Mr. Wood pursuant to the terms and provisions of the Amended and Restated Agreement and Plan of Reorganization (the "Reorganization Agreement") attached hereto as Exhibit 2.


Item 4.  Purpose of Transaction.
-------  -----------------------

     On June 23, 2001, in connection with the execution of the Agreement and Plan of Reorganization among iPrint, Metal Combination Corp. and Wood (such agreement was later amended and restated by the Reorganization Agreement described above in Item 3), Mr. Wood entered into an Employment Agreement ("Employment Agreement") in the form filed herewith as Exhibit 3, pursuant to which, among other things, effective upon consummation of the Merger, he was named President and Chief Executive Officer of iPrint. In addition, pursuant to the terms of the Reorganization

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   CUSIP No. 462628108
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Agreement, the parties agreed to appoint Mr. Wood as a director of iPrint, with such appointment to become effective upon the consummation of the Merger. Also in connection with the Merger, Mr. Wood entered into an Affiliate Agreement ("Affiliate Agreement") in the form filed herewith as Exhibit 4, the Third Amended and Restated Registration Rights Agreement ("Registration Rights Agreement") in the form filed herewith as Exhibit 5 and a Lock-Up Agreement ("Lock-Up Agreement") in the form filed herewith as Exhibit 6. The full text of each such exhibit is incorporated by reference herein. The purpose of the filer in entering into the Employment Agreement, the Affiliate Agreement, the Registration Rights Agreement and the Lock-Up Agreement was to enhance the likelihood of completion of the transactions provided for in the Reorganization Agreement. On October 31, 2001, iPrint and Wood completed the transactions contemplated by the Reorganization Agreement. Mr. Wood has been asked to participate in post merger condolidation plans, which could involve management change.

     Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     For purposes of Rule 13d-3, Mr. Wood is the beneficial owner of 18,866,637 shares of Common Stock (including options to purchase 2,580,000 shares and 1,096,758 shares held by the Wood Employee Stock Ownership Plan ("ESOP") for which Mr. Wood acts as Trustee, 358,888 of which shares are vested for the account of Mr. Wood under the ESOP.). Such shares represent approximately 32.8% of iPrint's Common Stock based upon 55,004,738 shares of iPrint Common Stock outstanding upon the consummation of the Merger, as reported in iPrint's Registration Statement on Form S-4 (File No. 333-68898). Of the shares he beneficially owns, Mr. Wood has sole voting and power of disposition over 2,580,000 shares subject to options and 1,096,758 shares held by the ESOP, and shared voting and power of disposition over 15,189,879 shares. For purposes of Rule 13d-3, the Trust is the beneficial owner of 15,189,879 shares of Common Stock, representing approximately 27.6% of iPrint's Common Stock. For purpose of Rule 13d-3, Mrs. Wood is the beneficial owner of 15,189,879 shares of Common Stock, representing approximately 27.6% of iPrint's Common Stock. Of the shares she beneficially owns, Mrs. Wood has no sole power voting and power of disposition of any shares and shared voting and power of disposition over 15,189,879 shares. Except as described in Items 3 and 4 above, the Trust, Mr. Wood and Mrs. Wood have not engaged in any other transactions with respect to these shares in the past sixty days.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Reference is made to the Employment Agreement, Registration Rights Agreement, Affiliate Agreement and the Lock-Up Agreement referred to above in
Item 4, filed as exhibits hereto and incorporated by reference herein.


                                       6

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   CUSIP No. 462628108
             ---------

Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.     DESCRIPTION
-----------     -----------

1. Joint Filing Agreement, dated November 12, 2001 by and among Wood Living Trust, Monte D. Wood and Tina M. Wood.

2. Amended and Restated Agreement and Plan of Reorganization, dated as of August 30, 2001, by and among iPrint Technologies, inc., Wood Alliance, Inc. and Metal Combination Corp. (1)

3. Employment and Proprietary Rights Agreement, dated as of June 23, 2001, by and between iPrint Technologies, inc. and Monte Wood. (2)

4.              Form of Affiliate Agreement. (2)

5.              Form of Third Amended and Restated Registration Rights
                Agreement. (2)

6.              Form of Lock-Up Agreement. (2)

(1) Incorporated by reference to Appendix A to iPrint Technologies, inc.'s Registration Statement on Form S-4 filed on September 26, 2001 (333-68898).

(2) Incorporated by reference to exhibits 99.5, 99.11, 99.7 and 99.6 to iPrint Technologies, inc.'s Current Report on Form 8-K filed on July 2, 2001 (0-29733).

                                       7



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   CUSIP No. 462628108
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 12, 2001                   /s/ Monte D. Wood
                                           --------------------
                                           Monte D. Wood

Date:  November 12, 2001               Wood Living Trust

                                       By: /s/ Monte D. Wood
                                           --------------------
                                           Monte D. Wood
                                           Trustee

                                       By: /s/ Tina M. Wood
                                           --------------------
                                           Tina M. Wood
                                           Trustee

Date:  November 12, 2001               /s/ Tina M. Wood
                                       ------------------------
                                           Tina M. Wood


                                       8


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                                  EXHIBIT INDEX


  Exhibit No.                           Exhibit
-------------    ---------------------------------------------------------------

      1. Joint Filing Agreement, dated November 12, 2001 by and among Wood Living Trust, Monte D. Wood and Tina M. Wood.

      2. Amended and Restated Agreement and Plan of Reorganization, dated as of August 30, 2001, by and among iPrint Technologies, inc., Wood Alliance, Inc. and Metal Combination Corp. (1)

      3. Employment and Proprietary Rights Agreement, dated as of June 23, 2001, by and between iPrint Technologies, inc. and Monte Wood. (2)

      4.         Form of Affiliate Agreement. (2)

      5.         Form of Third Amended and Restated Registration Rights
                 Agreement. (2)

      6.         Form of Lock-Up Agreement. (2)

(1) Incorporated by reference to Appendix A to iPrint Technologies, inc.'s Registration Statement on Form S-4 filed on September 26, 2001 (333-68898).

(2) Incorporated by reference to exhibits 99.5, 99.11, 99.7 and 99.6 to iPrint Technologies, inc.'s Current Report on Form 8-K filed on July 2, 2001 (0-29733).